El Paso Pipeline Partners, L.P.
1001 Louisiana Street, Suite 1000
Houston, Texas 77002

July 11, 2013
VIA EDGAR
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Jennifer Thompson
Accounting Branch Chief

Re:	El Paso Pipeline Partners, L.P.
Form 10‑K for the year ended December 31, 2012
Filed February 26, 2013
File No. 001-33825

Ladies and Gentlemen:

In this letter, we set forth our response to the comments contained in the letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 26, 2013, with respect to the above-referenced filings. For your convenience, we have repeated in bold type each comment exactly as set forth in the June 26 comment letter. Our response to each comment is set forth immediately below the text of the applicable comment.
Form 10‑K for the year ended December 31, 2012

Item 1 and 2: Business and Properties, page 1

Outlook for 2013, page 1

1.	We have reviewed your response to comment one in our letter dated June 6, 2013 and have the following additional comments:

•
Although you state that you believe your disclosure provides readers with an adequate understanding of the drivers of your expected year-over-year growth, it remains unclear to us that this disclosure provides context for understanding the magnitude of expected growth. Please explain in more detail how you considered the guidance in Item 10(b)(3) of Regulation S-K when determining

United States Securities and Exchange Commission
July 11, 2013

that the current disclosure provides readers with an adequate understanding of the drivers of your expected year-over-year growth and a framework for analysis of the projection. Please consider whether providing a brief summary of aggregate changes, such as the total increase in throughput or processing capacity, would contribute to investors’ understanding of the expected magnitude of growth.

Response: In providing disclosure to our investors regarding our outlook for the coming year, we carefully consider the guidance in Item 10(b)(3) including our responsibility to include adequate disclosure to facilitate investor understanding of the significant drivers of EPB’s expected year-over-year growth.

As discussed in our letter to the Staff dated June 19, 2013, we believe that the most significant assumptions used in our projections are included in our disclosure that EPB’s stable base cash flow combined with incremental cash flows resulting from an expected acquisition, a full year of contributions from drop-downs and synergies resulting from KMI’s acquisition of El Paso in 2012, and an expansion project on the Elba Express Pipeline expected to come online in 2013 provides readers with an appropriate framework for analysis of our year-over-year growth.

We acknowledge your suggestion that we consider disclosure of a brief summary of aggregate changes, such as the total increase in throughput or processing capacity. We do not believe this would contribute to our readers’ understanding of the drivers of our expected year-over-year growth or a basis to analyze our projections, primarily because management does not measure the business in this manner. Further, as disclosed on page 30 of EPB’s 2012 Form 10‑K under the heading “Types of Revenues,” our revenues are mainly generated from long-term reservation contracts that reserve capacity on our existing pipeline systems and storage facilities. These firm customers are obligated to pay a monthly reservation or demand charge, regardless of the amount of natural gas they transport or store, for the term of their contracts. The majority of our consolidated revenues (93% for 2012) are generated through these long-term reservation contracts, which had 8 years and 20 years remaining average contract lives for our natural gas transportation and LNG contracts, respectively, as of December 31, 2012. As such, aggregate changes in throughput or processing capacity, absent expansion and acquisition projects, do not materially impact our expected year-over-year growth. Therefore, management believes it is most important to investors’ understanding of our growth to focus our disclosure directly on expansion and acquisition projects.

We believe our current disclosures, along with the prospective enhancements agreed to in our prior correspondence with the Staff, are in compliance with Item 10 and therefore, we do not propose any further disclosure.

•
Please disclose a brief explanation of how available cash is calculated and management’s most significant judgments when estimating available cash, including changes in reserves. We believe it is important to highlight areas of significant judgment underlying your projection of cash distributions per share.

United States Securities and Exchange Commission
July 11, 2013

Response: It is important to note that EPB’s partnership agreement, as we disclose, requires it to distribute 100% of EPB’s available cash to its partners on a quarterly basis. The calculation of EPB’s available cash is largely objectively determinable and the amount of excess cash flow (a measure of “changes in reserves”) above EPB’s projected cash distribution is not significant. We refer you to page 32 of EPB’s 2012 Form 10‑K under the heading, “Distributable Cash Flow,” for a brief explanation of our available cash calculation. Available cash, as defined in EPB’s partnership agreement, generally consists of all EPB cash receipts, less cash disbursements and changes in reserves. Distributable cash flow, sometimes referred to as DCF, is an overall performance metric we use as a measure of available cash.

Except as discussed below, our projection of 2013 DCF did not require significant judgments other than those judgments inherent in projecting GAAP pre-tax income, including depreciation, depletion and amortization expense (“DD&A”). Projected DCF is generally calculated as projected GAAP pre-tax income before certain items plus projected DD&A (including EPB’s proportionate share of equity method investees’ DD&A) less projected cash taxes and projected sustaining capital expenditures (including EPB’s proportionate share of equity method investees’ sustaining capital expenditures).

There is some judgment applied in estimating sustaining capital expenditures primarily related to the identification, quantification and scheduling of those sustaining capital expenditures to be undertaken in the coming year. Sustaining capital expenditures are defined in our partnership agreement as capital expenditures which do not increase the capacity of an asset. Sustaining capital expenditures, including EPB’s proportionate share of equity method investees’ sustaining capital expenditures, forecasted for 2013 are defined and disclosed on pages 37 and 38 of EPB’s 2012 Form 10‑K under the heading “Capital Expenditures.”

Due to the stable nature of long-term contractual cash flows from EPB’s existing assets, and the largely long-term contractual cash flows from new projects, and since KMI’s acquisition of EPB, EPB distributes virtually all of its DCF and the amount of excess cash flow (a measure of “changes in reserves”) above EPB’s projected cash distribution is not significant.

We believe our current disclosures as described above, including those in the Outlook and Recent Developments in Item 1, Management’s Discussion and Analysis in Item 7, GAAP financial statements in Item 8 within EPB’s 2012 Form 10‑K provide readers with an adequate understanding of the calculation of DCF, which is an overall performance metric we use as a measure of available cash.

Further, we acknowledge that:

•	El Paso Pipeline Partners, L.P. is responsible for the adequacy and accuracy of the disclosure in the filings;

United States Securities and Exchange Commission
July 11, 2013

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	El Paso Pipeline Partners, L.P. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please contact the undersigned at (713) 369-9895.
Very truly yours,

El Paso Pipeline Partners, L.P.

By:    El Paso Pipeline GP Company, L.L.C.
its general partner

By:    /s/ David P. Michels
    David P. Michels
    Chief Financial Officer